STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Conaway, Legal Assistant
Fax (405) 721-7310

April 22, 2010

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:          Accounting treatment of investments in
Giga Matrix Holding B.V. by
Teleconnect Inc. (0-24857)

Gentlemen:

Based upon discussions with the U.S. Securities and Exchange Commission regarding the investments by Teleconnect Inc. in Giga Matrix Holding B.V. (“Giga”), please be advised that Teleconnect Inc. will (a) include advances to Giga in the carrying value of its investments in Giga for the purpose of recognizing its share (approximately 29%) of the losses of Giga, if any, as provided by ASC 313-10-25-26 in its future filings; (b) will reflect income statement disclosure of Giga as necessary; and (c) will consider any impairment of Giga as an asset.

Very truly yours,

/s/ STEPHEN A. ZRENDA, JR., P.C.

Stephen A. Zrenda, Jr.